

August 13, 2012

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 "I" Street, Suite 150
Omaha, Nebraska 68137

Re: **Western Capital Resources, Inc**.
        Registration Statement on Form S-1/A
        Filed July 27, 2012
        File No. 333-182190

Dear Mr. Quandahl:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed July 26, 2012

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and update your next amendment to provide second quarter financial information, if required. If not required, please include a recent developments section of your second quarter results and other material information in your next amendment. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

2. We note your disclosure of the Asset Purchase Agreement entered into with PC Doctors, LLC as disclosed on page 23 in 'Use of Proceeds' and in the 8-K filed June, 28, 2012. Please tell us how you considered the disclosure requirements for inclusion of financial statements for the business to be acquired under Rule 3-05 of Regulation S-X, including how you evaluated the significance tests under Rule 1-02(w) of Regulation S-X, as appropriate.

Prior Comment 10

3. We note the new disclosure that the $4.5 million in gross offering proceeds will be used in part to pay the $3.2-$4.75 million purchase price for substantially all the assets of PC Doctors, LLC and Tecguard, LLC. Please clarify how the company intends to pay for the portion of the purchase price not financed by this offering and quantify. We note that the purchase price potentially exceeds the offering amount.

4. Revise your document to add a new section summarizing the proposed asset purchase to disclose the background and material terms of the transaction and how the price for the asset purchase agreement was determined.

5. File the Asset Purchase Agreement as an Exhibit to the registration statement or provide an analysis as to why it is not required to be filed.

6. Revise the Q&A on page 3 "Why we are conducting rights offering?" to include a discussion of the asset purchase agreement, or advise.

7. Advise the staff whether shareholder approval is required to complete the asset purchase.

Risk Factors, page 12
A default under our borrowing arrangement could require us to seek financing…, page 17

8. Update the dollar amounts as of the most recent practicable date.

We do not intend to pay dividends on our common stock for the foreseeable future. We will, however, pay dividends on our convertible preferred stock, page 21

9. Revise to disclose the price paid for the convertible stock, the annual dividend amount, amounts in arrears, and the consequences, if applicable, of default.

Security Ownership of Certain Beneficial Owners and Management, page 55

10. Revise to disclose for both entities listed in the table, the natural person having investment and dispositive control over the stock.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies

Loans Receivable Allowance, page F-8

11. We note your response to comment 15 in our letter dated July 16, 2012. Please update your next amendment to break out the balance of installment loans and title loans in accordance

with ASC 310-10-50-3, or advise us otherwise, as they appear to represent major categories of loans or trade receivables not presented separately in the balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel